UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___☒____ Form 40-F _______

October 19, 2023

Pursuant to the provisions of Article 30 of the Securities Market Law, Sole Ordered Text approved by Supreme Decree No. 020-2023-EF, and the Regulation of Relevant and Reserved Information, approved by Resolution SMV No. 005-2014-SM/01 (the “Regulation”), we hereby communicate, as a Relevant Information Communication, that the Board of Directors of AENZA S. A.A. (the “Company”), held today, approved the Corporate Reorganization Plan of AENZA S.A.A., which involves the creation of a renewed organizational structure, which groups the Company’s businesses according to their nature, capabilities and risks. In this sense, the new structure of the AENZA S.A.A. economic group will be formed by two new holding companies, one that comprises the engineering and construction businesses and another one that comprises the infrastructure and energy businesses; and Viva Negocio Inmobiliario S.A.C. will remain as the vehicle for the real estate development business.

In this regard, the Board of Directors of the Company, at its meeting held on October 19, 2023, unanimously agreed as follows:

1.	To approve the Corporate Reorganization Plan of AENZA S.A.A.(first, second and third stages), which involves (i) the adoption of measures for the reorganization of the Company’s equity through the application of the equity accounts “Capital Premium”, “Legal Reserve” and “Voluntary Reserve” to the equity account “Retained Losses” of the Company as described in paragraph 2 below, (ii) the implementation of actions to strengthen the equity of Viva Negocio Inmobiliario S.A.C. and Cumbra Perú S.A., through the contribution of a property and the capitalization of loans, respectively, and (iii) grouping the activities of the subsidiaries of AENZA S.A.A. according to the nature of the business and risk profile, through the execution of the Non-monetary Contributions (as this term is defined and described in section 3 below).

2.	To propose to the Company’s General Shareholders’ Meeting that the equity accounts “Capital Premium”, “Legal Reserve” and “Voluntary Reserve” be applied to the equity account “Retained Losses” of the Company, in order to improve its equity.

3.	To propose to the Company’s General Shareholders’ Meeting the execution of the following non-monetary contributions (the “Non-monetary Contributions”):

a)	A non-monetary contribution in favor of Unna Infraestructura S.A.C. consisting of shares owned by the Company representing the capital of: Tren Urbano Lima S.A., Red Vial 5 S.A., Concesionaria La Chira S.A., Inversiones en Autopista S.A., Carretera Andina del Sur S.A.C., Concesionaria Via Expresa Sur S.A.C., Carretera Sierra Piura S.A.C. and Agenera S.A.C.

b)	A non-monetary contribution in favor of Inversiones Ingeniería y Construcción S.A.C. consisting of shares owned by the Company representing the capital of: Cumbra Perú S.A. and Cumbra Ingeniería S.A.

c)	A non-monetary contribution in favor of UNNA S.A. consisting of the shares owned by the Company representing the capital of Unna Infraestructura S.A.C. and Unna Energía S.A.

4.	To propose to the General Shareholders’ Meeting of the Company to approve the delegation of powers to the Board of Directors to determine and establish the book valuation of the shares to be subject to the Non-monetary Contributions based on a valuation report made by an independent third party, to determine all other conditions and terms for the realization of the Non-monetary Contributions, to take all steps and perform all other acts that may be necessary and to execute all public and private documents required to implement, formalize and complete such contributions, as well as to delegate to management all the aforementioned powers, without requiring any additional resolution of the General Shareholders’ Meeting or the Board of Directors, as applicable.

5.	To convene the General Shareholders’ Meeting of the Company, on first call, on December 13, 2023, on second call, on December 18, 2023, and on third call, on December 21, 2023, all to be held at 9:30 a.m., via the Teams Platform, to address the following agenda:

a)	Application of the equity accounts “Capital Premium”, “Legal Reserve” and ” Voluntary Reserve” to the equity account “Retained Losses” of the Company.

b)	Non-monetary Contributions in favor of three of the Company’s subsidiaries.

c)	Delegation of powers to the Board of Directors to determine the conditions and terms and to carry out all acts required for the implementation, execution, and formalization of the Non-monetary Contributions, including, but not limited to, the determination of the values of the shares that will be the object of the Non-monetary Contributions, based on a valuation report made by a third party.

d)	Delegation of powers and granting of powers of attorney to formalize agreements.

e)	Others: Report on the Corporate Reorganization Plan of AENZA S.A.A., the first stages of which are described in items (a) and (b) above; and the next steps, which could consist of various alternatives, including the spin-off of some of its businesses, to be evaluated and analyzed by the Company.

6.	To assign the Company’s management to carry out the studies and evaluation of a partial spin-off by virtue of which the Company would segregate a block of assets and liabilities, which would include the shares representing the capital of UNNA S.A. and Unna Transporte S.A.C., in favor of a company to be constituted; and to inform the General Shareholders’ Meeting about the Corporate Reorganization Plan, and the next steps, which could consist of several alternatives, including the spin-off of some of its businesses, as will be evaluated and analyzed by the Company.

The company has published on its website two legal reports in Spanish from the tax and corporate perspective on the Corporate Reorganization process.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ FERNANDO RODRIGO BARRON
Name:	Fernando Rodrigo Barron
Title:	VP of Business Development
Date: October 19, 2023

AENZA S.A.A. GENERAL SHAREHOLDERS’ MEETING

First Call – December 13, 2023

Second Call – December 18, 2023

Third Call – December 21, 2023

Motion N° 1

Application of equity accounts

Whereas:

That, by means of a meeting held on October 19, 2023, the Board of Directors agreed to request the General Shareholders’ Meeting to approve:

a) The application of the equity accounts “Capital Premium”, “Legal Reserve” and “Voluntary Reserve” to the equity account “Retained Losses” of the Company.

Motion:

To agree on the following in relation to the application of equity accounts:

(i) The application of the equity accounts “Capital Premium”, “Legal Reserve” and ” Voluntary Reserve” to the equity account ” Retained Losses” of the Company.

Motion N° 2

Non-monetary contributions in favor of three subsidiaries of the company

Whereas:

That, for the correct allocation of the risks intrinsic to the Company’s business lines, it was convenient to transfer to a specific legal vehicle the infrastructure and energy businesses and, on the other hand, to another specific vehicle the engineering and construction businesses, by means of non-monetary contributions in favor of three subsidiary companies of the Company.

That, the non-monetary contributions would consist of: (i) with respect to the first beneficiary company (Unna Infraestructura S.A.C.), of shares issued by the infrastructure companies owned by the Company, (ii) with respect to the second recipient company (Inversiones Ingeniería y Construcción S.A.C.), of shares issued by the companies that develop the engineering and construction business, also owned by the Company and (iii) with respect to the third recipient company (UNNA S.A.), of shares issued by Unna Infraestructura S.A.C. and Unna Energía S.A. (together the contributions mentioned in (i), (ii) and (iii), the “Non-monetary Contributions”).

That, by means of the meeting held on October 19, 2023, the Board of Directors agreed to request the General Shareholders’ Meeting to approve:

a)	The non-monetary contribution in favor of Unna Infraestructura S.A.C. consisting of the shares owned by the Company representing the equity of: Tren Urbano Lima S.A., Red Vial 5 S.A., Concesionaria La Chira S.A., Inversiones en Autopista S.A., Carretera Andina del Sur S.A.C., Concesionaria Via Expresa Sur S.A.C., Carretera Sierra Piura S.A.C. and Agenera S.A.C.

b)	The non-monetary contribution in favor of Inversiones Ingeniería y Construcción S.A.C. consisting of the shares owned by the Company representing the capital of: Cumbra Perú S.A. and Cumbra Ingeniería S.A.

c)	The execution of a non-cash contribution in favor of UNNA S.A. consisting of the shares owned by the Company representing the capital of: Unna Infraestructura S.A.C. and Unna Energía S.A.

Motion:

To agree on the following in relation to the Non-cash Contributions:

i.	Realization of non-cash contribution in favor of Unna Infraestructura S.A.C. consisting of the shares owned by the Company representing the capital of: Tren Urbano Lima S.A., Red Vial 5 S.A., Concesionaria La Chira S.A., Inversiones en Autopista S.A., Carretera Andina del Sur S.A.C., Concesionaria Via Expresa Sur S.A.C., Carretera Sierra Piura S.A.C., and Agenera S.A.C.

ii.	Non-cash contribution in favor of Inversiones Ingeniería y Construcción S.A.C. consisting of shares owned by the Company representing the capital of: Cumbra Perú S.A. and Cumbra Ingeniería S.A.

iii.	Non-cash contribution in favor of UNNA S.A. consisting of the shares owned by the Company representing the capital of: Unna Infraestructura S.A.C. and Unna Energía S.A.

Motion N° 3

Delegation of powers to the Board of Directors to determine the conditions and terms of the Non-monetary Contributions

Whereas:

That, in order to ensure the correct execution of the resolutions to be submitted to the Shareholders’ Meeting and which are mentioned in Motion No. 2 above, by means of the meeting held on October 19, 2023, the Board of Directors agreed to request the Shareholders’ Meeting to approve:

a)	The delegation of powers to the Board of Directors to determine and establish the book value of the shares that will be the subject of the Non-Monetary Contributions based on a valuation report made by an independent third party, to determine all other conditions and terms required for the execution of the Non-Monetary Contributions, to take all steps and perform all other acts necessary and to sign all public or private documents required to implement, formalize, and complete such contributions, as well as to delegate to management all the aforementioned powers without requiring any additional resolution of the General Shareholders’ Meeting or the Board of Directors, as applicable.

Motion:

Agree to the following in connection with the delegation of powers:

i.	To delegate to the Board of Directors powers to determine and establish the book value of the shares to be the subject of the Non-Monetary Contributions based on a valuation report performed by an independent third party, to determine all other conditions and terms required for the completion of the Non-Monetary Contributions, to take all steps and perform all other acts necessary and execute all public or private documents required in order to implement, formalize and complete such contributions, as well as to delegate to management all the aforementioned powers without requiring any additional resolution of the General Shareholders’ Meeting or the Board of Directors, as applicable.

Motion N° 4

Delegation and granting of powers to formalize agreements

Motion:

To grant powers of attorney to certain officers, so that they may sign, on behalf of the Company, all public and private documents required for the formalization and registration of the resolutions adopted at the Meeting.